UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Heron Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

427746102
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 427746102	13D/A	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,873,891
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,873,891
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,873,891
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14	Type of Reporting Person PN

CUSIP NO. 427746102	13D/A	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,873,891
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,873,891
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,873,891
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.0%
14	Type of Reporting Person OO

CUSIP NO. 427746102	13D/A	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 418,338
	8.	Shared Voting Power 5,873,891
	9.	Sole Dispositive Power 418,338
	10.	Shared Dispositive Power 5,873,891
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,292,229
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 16 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission (“SEC”) on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009, June 3, 2010, May 3, 2011, July 7, 2011, May 11, 2012, July 30, 2012, May 9, 2013, November 22, 2013, June 27, 2014, June 12, 2015 and April 14, 2016 (as amended, the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Heron Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Company”).

Items 3, 4, 5 and 6 of the Statement are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.
 Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended to add the following:

Tang Capital Partners, LP received $70,087 principal amount of senior secured convertible notes due 2021 (the “Notes”) on July 1, 2016 as interest paid-in-kind on the existing Notes held by Tang Capital Partners, LP.

On June 16, 2016, Tang Capital Partners, LP exercised a warrant to purchase 1,250,000 shares of the Issuer's Common Stock. The warrant was exercised by way of cashless exercise, which resulted in the withholding of 243,639 of the warrant shares to pay the exercise price and the issuance of 1,006,361 shares of the Issuer's Common Stock to Tang Capital Partners, LP.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the securities reported herein.

Item 4.	Purpose of Transactions

Item 4 of the Statement is hereby amended to add the following:

On August 5, 2016 (the “Closing Date”), the Issuer entered into a subordinated secured promissory note (the “Promissory Note”) and a security agreement (the “Security Agreement”) with Tang Capital Partners, LP whereby Tang Capital Partners, LP agreed to lend the Issuer up to $100 million. The Promissory Note has a two-year term and bears interest of 8% per annum. The first close of $50 million occurred on the Closing Date. The second close of an additional $50 million is subject to the achievement of a corporate milestone. There are no fees, no warrants and no equity conversion feature associated with this transaction. The Promissory Note is secured by a second-priority lien on substantially all of the Issuer’s assets.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	5,873,891 shares, representing 15.0% of the class
	Tang Capital Management, LLC	5,873,891 shares, representing 15.0% of the class
	Kevin C. Tang	6,292,229 shares, representing 16.1% of the class

Tang Capital Partners, LP is the beneficial owner of 5,873,891 shares of Common Stock, including 937,500 shares of Common Stock held by Tang Holdings. Tang Capital Partners, LP shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Partners, LP is the record owner of $4,742,568 principal amount of Notes, which may be converted into Common Stock at a conversion rate of 1,250 shares per $1,000 principal amount of Notes, subject to certain limitations discussed below.  Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, which is currently set at 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion. Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice. The foregoing limitation remains in effect with respect to such Notes, and, accordingly, no shares are currently issuable upon conversion of such Notes. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such Notes for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and, as such, beneficial ownership is expressly disclaimed and is not reflected herein.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 5,873,891 shares of Common Stock beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 6,292,229 shares of Common Stock, comprising: (i) the 5,873,891 shares beneficially owned by Tang Capital Partners, LP; (ii) 5,732 shares held by the Kevin C. Tang Family Trust, for which Kevin C. Tang serves as trustee; (iii) 4,794 shares owned directly by Kevin C. Tang; (iv) 3,130 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee; (v) 2,685 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee; (vi) 2,147 shares held by Kevin C. Tang’s Individual Retirement Account; (vii) 2,040 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant; (viii) 760 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee; (ix) 95,031 shares issuable upon exercise of options held by Kevin C. Tang that are exercisable within 60 days of this Statement; and (x) 302,019 shares held by the Kevin C. Tang Foundation, Inc.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Kevin C. Tang is a beneficiary and the sole trustee of the Kevin C. Tang Family Trust and has voting and dispositive power over the shares held by the Kevin C. Tang Family Trust. Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children. Kevin C. Tang is a participant and the sole trustee of the Tang Advisors, LLC Profit Sharing Plan and has voting and dispositive power over the shares held by the Tang Advisors, LLC Profit Sharing Plan. The Kevin C. Tang Foundation, Inc. is a private foundation for which Kevin C. Tang serves as President and Treasurer. Mr. Tang has voting and dispositive power over the shares held by this foundation, which is a not-for-profit corporation incorporated in the state of Delaware. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121. Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein for Tang Capital Partners, LP and Tang Capital Management, LLC are based upon 39,050,628 shares of Common Stock outstanding as of July 29, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q that was filed with the SEC on August 8, 2016. The percentages used herein for Kevin C. Tang are based upon 39,145,659 shares of Common Stock outstanding (39,050,628 shares of Common Stock outstanding as described in the foregoing sentence, plus an additional 95,031 shares of Common Stock issuable upon exercise of options granted to Kevin C. Tang).

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	418,338 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	5,873,891 shares
	Tang Capital Management, LLC	5,873,891 shares
	Kevin C. Tang	5,873,891 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	418,338 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	5,873,891 shares
Tang Capital Management, LLC	5,873,891 shares
Kevin C. Tang	5,873,891 shares

(c)           Other than the transactions described in Item 3, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 16 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

August 10, 2016

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang